UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36392

DIREXION SHARES ETF TRUST II

(Exact name of registrant as specified in its charter)

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

(866) 476-7523

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Direxion Daily Gold Bull 3X Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Direxion Shares ETF Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DIREXION SHARES ETF TRUST II

Date: July 10, 2015	By:	/s/ Daniel D. O’Neill
Daniel D. O’Neill
Principal Executive Officer